September 23, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Attention: Jaime John

Re:	Fundtech Ltd. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2009 (the “20-F”) Filed May 28, 2010 File No. 000-29634

Dear Ms. John:

We are transmitting for filing the Company’s responses to comments received from the staff of Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 30, 2010 (the “Comment Letter”).

We have incorporated the Staff’s comments from the Comment Letter into this response letter and have provided the Company’s responses below each comment.

Item 5.  Operating and Financing Review and Prospects

A.	Operating Results

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues, page 30

1.
We note your discussion of revenues earned during 2009 as compared to 2008 does not appear to reflect the trend disclosed on page 8 which refers to an “increased selection of [y]our ASP hosted solution in lieu of [y]our licensed solution.”  Additionally, we note on page 8 that you continue to believe that a solutions and hosting based revenue model has numerous advantages which appears to imply that you have focused and plan to continue to focus on your hosting related activities.  Please tell us how you considered disclosing in this section any known trends or uncertainties that have had, or that you reasonably expect will have, a materially favorable or unfavorable impact on your revenues or operating income, as well as any anticipated shifts in overall product mix.  Furthermore, your comparative discussion of the changes in revenues related to software license fees and maintenance, hosting and services fees for each year presented does not address the underlying causes of or reasons for the significant increase or decrease for such offerings.  Please tell us how you considered including a discussion of the underlying reasons for the significant increases or decreases in your license and services offerings.  Refer to Section III.B.3 of Release No. 33-8350 and Section III.D of SEC Release 33-6835 for additional guidance.

Fundtech Ltd. c/o Fundtech Corporation, 30 Montgomery Street, Suite 501, Jersey City, NJ 0730

Response:  The Company respectfully advises the Staff that the Company has not deliberately focused on increasing its hosting activities but instead described in the risk factor included on page 8 of the 20-F a tendency among its customers to select a hosting rather than a licensed solution, which may have lower margins and translate to a lower share price.  The Company did not believe that a broader discussion of business trends was appropriate in the risk factor section of the 20-F.

When determining what types of trends or uncertainties to disclose within Item 5 of the 20-F, the Company examined input from various sources, including feedback from its customers as well a review of customers’ orders and several marketing and industry reports.  Additionally, the Company gained insight into industry trends through attending conferences and running forums and programs with its customers, including online panel discussions.  After collecting the data, management discussed the data with the Company’s marketing department and identified which trends and uncertainties faced the Company as of such date and then finally assessed whether the trends and uncertainties would have, or were reasonably likely to have, a material impact on the Company's liquidity, capital resources or results of operations and included these conclusions in the 20-F.

In response to the Staff’s comment, the Company proposes to amend the comparative section of the referenced section of the 20-F as described on Schedule A attached hereto.

B.	Liquidity and Capital Resources, page 37

2.
You indicate that capital expenditures for fiscal 2010 are anticipated to be $5.5 million, but do not appear to explain the nature of such expenditures in this filing.  Please amend your filing to identify the general purpose of such funds, as required by Item 5.B.3 of Form 20-F.

Response:  In response to the Staff’s comment, the Company proposes to amend the referenced section of the 20-F to identify that the $5.5 million related to the purchase of (i) approximately $1.3 million of leasehold improvements and furnishings for the Company’s new office in Hertzelia, Israel, (ii) approximately $1.5 million for ASP Infrastructure replacements in the Company’s processing center in Norcross, Georgia and (iii) approximately $2.7 million for servers, computer equipment and associated software.

Item 8.  Financial Information

Note 11 – Shareholders’ Equity

d.  Stock-based Compensation, page F-28

3.
Please tell us how you complied with the applicable disclosure requirements included in ASC 718-10-50-2.  In this regard, we note that you do not appear to include the following disclosure, among other things:

a.	The weighted-average grant date fair value of stock options granted and the intrinsic value of stock options exercised during each year for which income is provided;

b.	The number of shares of restricted stock issued during each year for which income is provided; and

c.	The total compensation cost related to non-vested awards not yet recognized and weighted-average period over which it is expected to be recognized.

Response:  In response to the Staff’s comment, the Company proposes to amend the referenced section of the 20-F to include as a new section d.(5) the disclosure included on Schedule B attached hereto.

Item 9.  The Offer and Listing.

A.	Market and Price Information, page 55

4.
We note your disclosure in this section that as of May 3, 2010, you had 80 shareholders of record.  Please amend your filing to disclose in this section or elsewhere the portion of your ordinary shares that are held in the United States and the number of record holders in the United States.  Refer to Item 7.A.2 of Form 20-F.

Response:  In response to the Staff’s comment, the Company proposes to amend the referenced section of the 20-F to clarify that 16,944,466 of the Company’s Ordinary Shares (of which 13,067,941 are in CEDE accounts), constituting 77% of the Company’s outstanding Ordinary Shares, are held by record holders located in the United States and that there are 48 record holders located in the United States.  The Company estimates that in excess of 64% of the Company’s Ordinary Shares are beneficially owned by non-United States persons.

Item 15.  Controls and Procedures

(d)  Changes in Internal Control over Financial Reporting page 70

5.
We refer to management’s conclusion that there were no changes in your internal control over financial reporting which occurred during the year ended December 31, 2008.  Item 15.D of Form 20-F requires disclosure of any change in internal control over financial reporting that “occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.”  Please amend your filing to indicate whether there were any changes in your internal control over financial reporting during the year ended December 31, 2009.

Response:  In response to the Staff’s comment, the Company proposes to amend the referenced section of the 20-F to reference the year ended December 31, 2009 as opposed to December 31, 2008, which was included in error.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Staff indicates that it has no further comments with regard to the 20-F, we intend to file an amended 20-F containing the final revised text.  Please do not hesitate to contact me at 201-215-6560 (fax: 201-215-6560) with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely, /s/ Joseph J. Aulenti
Name: Joseph J. Aulenti
Title: Executive Vice President, General Counsel and Secretary

Schedule A

(new text underlined, deleted text struck through):

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

			Variance
	2008	2009	Decrease	%

Total Revenues	$121,037,000	$117,757,000	$3,280,000	2.7%

~~The decrease in revenues was primarily attributable to~~ Overall revenues decreased from 2008 levels due to the continuing impact of the global economic downturn on the financial services sector.  We experienced the impact this slowdown as a  $1.5 million decrease in cash management products-related revenue, a $5.5 million decrease in revenue from our payments business, mainly attributable to our Global PAYplus solution, partially offset by a $1.1 million increase due to the acquisition of new business, and higher revenue from BBP of $3.7 million, out of which $1.8 million was due to the acquisition of a new business acquired in the fourth quarter of 2008 which contributed a full year of revenue in 2009.

Software License Fees. Software license fees consist primarily of revenues derived from software license agreements we enter into with our customers. A comparison between our 2008 and 2009 software license fees is as follows:

			Variance
	2008	2009	Decrease	%
Software License Fees	$16,488,000	$11,558,000	$4,930,000	29.9%

~~The decrease in license fees was due to~~  The impact of the revenue downturn on license fees produced a  $2.1 million decrease in United States cash management licenses, a $2.5 million decrease in license fees from our payments segment and a $0.3 million decrease in BBP licenses.  Some of the license fee decrease, however, was offset by increase in hosting fees noted below.

Maintenance, Hosting and Services Fees. Maintenance, hosting and services fees include revenues derived from maintenance contracts, customizations and product installation, training, hosting and consulting fees. We generally receive a contract for maintenance and services at the time we enter into a contract for a software license.

A comparison between our 2008 and 2009 maintenance and services fees is as follows:

			Variance
	2008	2009	Increase	%
Maintenance, Hosting and Services Fees	$104,549,000	$106,199,000	$1,650,000	1.6%

Our service fees decreased by $7.6 million, which was due to a $7 million decrease in ~~payments mainly due to customers implementing our~~ implementations of the new Global PAYplus solution ~~or existing customers seeking fewer~~ combined with a decline in the sale of additional services related to Global PAYplus. ~~and~~ We also experienced a $1.2 million decrease in our cash management services orders from new and existing customers, partially offset by a $0.6 million increase in BBP services revenue.

Our hosting fees increased by $4.2 million, consisting of an increase in our BBP segment hosting fees of $2.9 million, out of which $1.1 million was due to the acquisition of a new business in the fourth quarter of 2008, and a $1.0 million increase in our cash management fees, out of which $0.6 million was due to the acquisition of a new business in 2009, and a $0.3 million increase in payments. As we previously noted, we experienced a trending away from licensing software for use as an “in-house” solution, particularly as it applies to our business with smaller and mid-size institutions, and replacing that expenditure with the purchase of hosting services.  As we have core competencies in both license and hosting solutions, we do not attempt to direct customers toward any one methodology but rather allow the customer a choice.

Our maintenance fees increased by $5.0 million, which consisted of increases in maintenance fees of $3.7 million in our payments segment and due to acquisitions of a new business in the fourth quarter of 2008, $0.8 million in our cash management segment and $0.5 million in our BBP segment.

Schedule B

5.A.        The intrinsic value for stock options exercised during years 2009, 2008 and 2007 were $ 0.58 million, $1.89 million and $ 3.78 million respectively.

               As of December 31, 2009, out of 1,752,210 outstanding options, 1,732,210 are “in-the-money” with intrinsic value of $7.64 million.

               The weighted average fair value at grant date of stock options granted during years 2009 and 2008 were 5.03 and 2.98 respectively, no stock options were granted in year 2007.

B.           Summary of the Company's restricted shares activity is as follows:

	Year ended December 31,
	2009		2008		2007
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Grant date	Number	Grant date	Number	Grant date
	of shares	Fair value	of shares	Fair value	of shares	Fair value

Outstanding at January 1	488,037	10.87	421,377	$12.49	300,177	$11.19
Granted	164,832	10.76	288,316	9.51	279,500	13.39
Vested	(224,525)	11.24	(190,931)	12.14	(145,925)	11.66
Forfeited	(10,373)	10.58	(30,725)	12.69	(12,375)	11.20

Outstanding at December 31	417,971	10.61	488,037	$10.87	421,377	$12.49

The total fair value of restricted shares vested during the years ended December 31, 2009, 2008, and 2007 is $2.3 million, $2.2 million, and $2.0 million, respectively.

C.           The unrecognized compensation expense calculated under the fair value method for restricted shares expected to vest  as of December 31, 2009 was approximately $4.45 million and is expected to be recognized over a weighted-average period of 2.99 years.

The unrecognized compensation expense calculated under the fair value method for stock options expected to vest as of December 31, 2009 was approximately $1.97 million and is expected to be recognized over a weighted-average period of 3.76 years.